UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-33072

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Science Applications International Corporation Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAIC, Inc.

1710 SAIC Drive

McLean, VA 22102

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

2009 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plans Committee and Participants of

Science Applications International Corporation Retirement Plan

San Diego, California

We have audited the accompanying statement of net assets available for benefits of Science Applications International Corporation Retirement Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, schedule of reportable transactions for the year ended December 31, 2009, and schedule of delinquent participant contributions as of December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.

San Diego, California

June 14, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plans Committee and Participants of

Science Applications International Corporation Retirement Plan

San Diego, California

We have audited the accompanying statement of net assets available for benefits of Science Applications International Corporation Retirement Plan (the Plan) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 26, 2009

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
	(in thousands)
ASSETS:
Investments—at fair value:
Mutual funds	$4,426,672	$3,356,870
SAIC, Inc. Class A preferred stock	—	1,493,266
SAIC, Inc. common stock	1,527,700	221,960
Common collective trust	57,353	48,353
Participant loans—at estimated fair value	79,028	68,152

Total investments	6,090,753	5,188,601
Receivables:
Company contributions	12,098	17,738
Participant contributions	404	—

Total assets	6,103,255	5,206,339

NET ASSETS AVAILABLE FOR BENEFITS	$6,103,255	$5,206,339

See notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
	(in thousands)
ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$686,718	$(1,538,190)
Interest and dividends	89,036	171,054

Net investment income (loss)	775,754	(1,367,136)

Contributions:
Participants	285,415	264,469
Employer	163,814	137,110
Employee rollovers	23,134	30,976

Total contributions	472,363	432,555

Total additions (deductions)	1,248,117	(934,581)

DEDUCTIONS:
Distributions paid to participants	353,200	474,336
Administrative expenses	202	359

Total deductions	353,402	474,695

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE PLAN TRANSFERS	894,715	(1,409,276)

TRANSFERS FROM OTHER PLANS	2,201	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,206,339	6,615,615

End of year	$6,103,255	$5,206,339

See notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF THE PLAN

The following brief description of the Science Applications International Corporation Retirement Plan (the Plan) is for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description and Prospectus Supplement dated January 2010 for more complete information regarding the Plan. Within these financial statements, Science Applications International Corporation (the Company) refers to the sponsoring employer, and SAIC, Inc. refers to the publicly-traded parent of the sponsoring employer.

General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is a defined contribution 401(k) plan with profit-sharing and employee stock ownership plan (ESOP) features. Both employee and Company contributions to the Plan are held in a qualified retirement trust fund. The Science Applications International Corporation Retirement Plans Committee is the Plan’s named fiduciary for purposes of Section 402(a) of ERISA.

Stock Reclassification—In November 2009, SAIC, Inc. completed a reclassification in which each share of SAIC, Inc. Class A preferred stock was converted into one share of SAIC, Inc. common stock. Shares of Class A preferred stock contained the same economic rights as shares of common stock; however, holders of Class A preferred stock were entitled to 10 votes per share while holders of common stock were entitled to one vote per share. This action was approved in June 2009 by SAIC, Inc.’s stockholders at the annual meeting of stockholders.

Investment Funds—As of December 31, 2009, the Plan held investments in 30 mutual funds, one common collective trust fund, and two Company stock funds: the SAIC Common Stock Fund and the SAIC Closed Stock Fund (collectively, the Stock Funds). Prior to November 2009, the SAIC Closed Stock Fund was named the SAIC Preferred Stock Fund and invested in SAIC, Inc. Class A preferred stock. The Closed Stock Fund is no longer available for new investment. As of December 31, 2009, all amounts in the Stock Funds are invested in SAIC, Inc. common stock, except for estimated cash reserves, which are invested in the Vanguard Prime Money Market Fund and are primarily used to provide future benefit distributions and facilitate investment exchanges.

During the year ended December 31, 2008, a portion of SAIC, Inc. Class A preferred and common stock from Company contributions held in the Stock Funds were not exchangeable into other Plan investments except under certain limited conditions as defined by the Plan. On December 29, 2008, all remaining restrictions on the exchangeability of Class A preferred and common stock in the Stock Funds were removed.

Eligibility—Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the Plan. Employees must be in an eligible fringe benefit package to be eligible to receive Company matching 401(k) contributions, profit sharing contributions, and ESOP contributions. Employees are eligible to make elective contributions and receive Company matching 401(k) contributions upon commencing employment. Eligible employees who complete both 850 hours of service during the Plan year and are employed by the Company on the last working day of the Plan year or whose employment terminates during the Plan year involuntarily or as a result of death, disability, or retirement after age 59-1/2 may receive Company profit sharing and ESOP contributions, if any, at the Company’s election in accordance with terms of the Plan.

Participant Contributions—The Plan permits participants to contribute up to 75% of their eligible compensation to the Plan, subject to statutory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. Participant contributions are invested according to participant direction into any of the available investment funds of the Plan. Participant contributions and rollovers to the SAIC Common Stock Fund are limited to a maximum 50% of the employee deferral or rollover, as applicable.

Employer Contributions—The Company may make discretionary contributions, which include matching 401(k) contributions, profit sharing contributions, and ESOP contributions. Effective January 1, 2009, the Company does not intend to make future profit sharing or ESOP contributions. Effective January 1, 2009, eligible participants may receive Company matching 401(k) contributions of 100% of deferrals up to 6% of eligible compensation, which are invested per participant direction. In 2008, Company matching 401(k) contributions were limited to 50% of deferrals up to 6% of eligible compensation, which were invested per participant direction. The Company, at its discretion, may also make additional contributions to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k)(3) of the Internal Revenue Code (the Code). The Company made no additional contributions for the benefit of non-highly compensated participants for the Plan years ended December 31, 2009 and 2008. Total Company contributions to the Plan for the Plan years ended December 31, 2009 and 2008 were made in cash.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, allocations of Company discretionary contributions. Allocations are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and distributions. The benefit to which a participant is entitled is the vested balance of his or her account.

Vesting and Forfeitures—Participant’s elective deferrals and rollover contributions together with associated earnings vest immediately. Company contributions vest 20% for each calendar year during which the participant works at least 850 hours and become fully vested after the participant completes five years of vesting service, as defined by the plan. In addition, participants become fully vested in Company contributions while employed with the Company upon reaching age 59-1/2, permanent disability, or death. Upon termination of employment with the Company, participants forfeit any portion of Company contributions that have not yet vested. Forfeitures may be applied to future Company matching 401(k) contributions, to provide reinstatements due to military leave, or to increase profit sharing or ESOP contributions and, effective January 1, 2009, to pay Plan expenses. During the years ended December 31, 2009 and 2008, the Company applied forfeited nonvested amounts of $4,612,000 and $5,595,000, respectively, primarily toward Company matching 401(k) contributions. As of December 31, 2009 and 2008, forfeited nonvested accounts available for application by the Company totaled $1,030,000 and $1,934,000, respectively.

Participant Loans—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. Loan repayment periods may not exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. The loans are secured by the vested account balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator or at original loan terms established by the former plan for participants of acquired businesses. Principal and interest are collected ratably through payroll deductions. As of December 31, 2009, outstanding loans bear interest rates ranging from 3% to 10%, and have maturities from January 2010 through November 2039. As of December 31, 2008, outstanding loans bear interest rates ranging from 3% to 12%, and have maturities from January 2009 through September 2038.

Distributions to Participants—For vested account balances less than $5,000, participants receive their vested account balance in a single lump sum within 12 calendar months following termination of employment with the Company. For vested account balances that exceed $5,000, a participant’s vested account balance is not distributed unless the participant elects to take a distribution following the participant’s termination of employment with the Company, attains age 59-1/2, or becomes permanently disabled. Regardless of the existing account balance, distributions following the death of a participant occur within 120 days following the end of the Plan year in which the participant’s death occurs. After attaining age 59-1/2, a participant may make withdrawals even if still employed by the Company. A participant may make withdrawals from the Plan prior to attaining age 59-1/2 if the participant incurs a financial hardship, as specified by the Plan. Former employees, regardless of their age, may elect to receive up to two distributions in any given Plan year, of all or a portion of their account balance.

Tax Status—The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 3, 2001, that the Plan was designed in accordance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and that the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in any unvested portion of their accounts.

Transfers from Other Plans—Transfers of assets from other plans primarily represents amounts transferred from terminated, acquired plans for which specific distribution instructions have not been received from the participants of those terminated, acquired plans.

Related-Party Transactions—Certain Plan investments are units of mutual funds managed by The Vanguard Group, the Plan’s recordkeeper; therefore, transactions with these investments qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper were $202,000 and $166,000 for the Plan years ended December 31, 2009 and 2008, respectively. There were no amounts payable to the Plan’s recordkeeper as of December 31, 2009 and December 31, 2008. Members of the Company’s Retirement Plans Committee also participate in the Plan.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

SAIC, Inc. is the parent company of the sponsoring employer. At December 31, the following SAIC, Inc. shares were held by the Plan:

	Number of Shares	Cost Basis
	(in thousands)
At December 31, 2009:
SAIC, Inc. common stock	80,628	$724,562
At December 31, 2008:
SAIC, Inc. common stock	11,398	$213,679
SAIC, Inc. Class A preferred stock	76,688	556,866

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on their trade dates.

Investment Valuation and Income Recognition—Investments held by the Plan are carried at fair value as follows:

Investment in Mutual Funds—The Plan’s investments in mutual funds are stated at fair value based on quoted market prices.

Investment in Common Collective Trust—The VGI Retirement Savings Trust invests principally in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (SICs) issued by banks, insurance companies, and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value. The fund is valued by Vanguard based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation dates. This value is then adjusted by Vanguard to contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2009 and 2008. The yield on this investment was 3.31% for year ending December 31, 2009 and 3.74% for year ending December 31, 2008.

Investment in SAIC, Inc. Class A Preferred and Common Stock—Investments in shares of SAIC, Inc. common stock, which are publicly traded on the New York Stock Exchange, are recorded at their publicly-traded quoted market price as of December 31, 2009 and 2008. Prior to the November 2009 stock reclassification, participants could invest in SAIC, Inc. Class A preferred stock. While SAIC, Inc.’s Class A preferred stock was not listed on a national securities exchange or traded in an organized over-the-counter market, the shares could be converted into SAIC, Inc. common stock on a one-for-one basis. The Plan believes that the fair value of the Class A preferred stock reasonably approximated the market price of SAIC, Inc.’s common stock and accordingly, investments in SAIC, Inc. Class A preferred stock are recorded at the publicly-traded quoted market price of SAIC, Inc. common stock as of December 31, 2008. In November 2009, SAIC, Inc. completed a stock reclassification in which each share of SAIC, Inc. Class A preferred stock was converted into one share of SAIC, Inc. common stock. Accordingly, the Plan did not have any investments in SAIC, Inc. Class A preferred stock as of December 31, 2009.

Participant Loans—Participant loans are carried at the aggregate unpaid principal balance of loans outstanding, which approximates fair value.

Investment Gains and Losses—The gains or losses realized on sales of investments and the unrealized appreciation or depreciation are calculated as the difference between the fair value of the investments upon liquidation or at the end of the year and the fair value of the investments at purchase of the beginning of the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits Payable—Benefit payments to participants are recorded upon distribution. There were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2009 and 2008.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan sponsor or Plan participants as provided in the Plan document.

Adoption of New Accounting Pronouncement—In June 2009, the Financial Accounting Standards Board (FASB) issued guidance that establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). This guidance was adopted effective for the Plan’s financial statements for the year ended December 31, 2009. This guidance does not change GAAP and its adoption did not impact the Plan’s financial position or results of operations.

3.	INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund. The fair values of the investments representing 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, are as follows:

	2009	2008
	(in thousands)
Mutual funds:
Vanguard 500 Index Fund	$402,237	$292,175
Vanguard Prime Money Market Fund	438,473	514,100
Dodge & Cox Stock Fund	375,378	284,491
SAIC, Inc. Class A preferred stock	—	1,493,266
SAIC, Inc. common stock	1,527,700		*

*	SAIC, Inc. common stock was below 5% for 2008.

In November 2009, SAIC, Inc. completed a stock reclassification in which each share of SAIC, Inc. Class A preferred stock was converted into one share of SAIC, Inc. common stock. During the years ended December 31, 2009 and 2008, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	2009	2008
	(in thousands)
Mutual funds	$738,954	$(1,476,298)
SAIC, Inc. common stock and Class A preferred stock	(52,236)	(61,892)

Net appreciation (depreciation) in fair value	$686,718	$(1,538,190)

The Plan invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.	FAIR VALUE MEASUREMENTS

Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Level 2	Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The FASB issued additional guidance in 2009, requiring that fair values be detailed by asset major category, within the fair value hierarchy, and this should be adopted on a prospective basis. Retrospective adoption is not required and has not been adopted. Accordingly the following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value, on a recurring basis.

As of December 31, 2009

	Level 1	Level 2	Level 3	Total
	(in thousands)
Mutual funds:
Domestic equity funds	$1,610,568	$—	$—	$1,610,568
Balanced funds	1,217,217	—	—	1,217,217
Bond funds	638,229	—	—	638,229
International equity funds	507,760	—	—	507,760
Short term reserve funds	452,898	—	—	452,898
Common stock:
SAIC, Inc.	1,527,700	—	—	1,527,700
Participant loans	—	—	79,028	79,028
Common collective trust	—	57,353	—	57,353

Total investments at fair value	$5,954,372	$57,353	$79,028	$6,090,753

As of December 31, 2008

	Level 1	Level 2	Level 3	Total
	(in thousands)
Mutual funds	$3,356,870	$—	$—	$3,356,870
SAIC, Inc. Class A preferred stock	—	1,493,266	—	1,493,266
SAIC, Inc. common stock	221,960	—	—	221,960
Participant loans	—	—	68,152	68,152
Common collective trust	—	48,353	—	48,353

Total investments at fair value	$3,578,830	$1,541,619	$68,152	$5,188,601

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2009 and 2008.

	Participant Loans
	2009	2008
	(in thousands)
Balance, beginning of year	$68,152	$63,103
Purchases, sales, issuances, settlements (net)	10,876	5,049

Balance, end of year	$79,028	$68,152

The Plan did not have any gains and losses included in net appreciation (depreciation) in fair value of investments, from Level 3 investments, for the years ended December 31, 2009 and 2008.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2009 and 2008, as reported in the financial statements to Schedule H on Form 5500:

	2009	2008
	(in thousands)
Net assets available for benefits as reported in financial statements	$6,103,255	$5,206,339
Participant loans deemed distributed	(2,701)	(2,185)

Net assets available for benefits reported on Schedule H on Form 5500	$6,100,554	$5,204,154

The following is a reconciliation of deemed distributions of participant loans for the year ended December 31, 2009, as reported in the financial statements to Schedule H on Form 5500:

2009
(in thousands)
Deemed distributions of participant loans as reported in the financial statements	$—
Add participant loans deemed distributed in 2009	516

Deemed distributions of participant loans reported on Schedule H of Form 5500	$516

******

SUPPLEMENTAL SCHEDULES

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

AS OF DECEMBER 31, 2009

(in thousands)

EIN: 95-3630868         Plan #004

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Year Ended December 31, 2009	$7	$7

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(in thousands)

EIN: 95-3630868         Plan #004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, and Collateral	(d) Cost	(e) Current Value
*	SAIC, Inc. common stock	Company stock	**	$1,527,700
*	Vanguard Total Bond Market Index Fund	Mutual fund	**	277,880
*	Vanguard Short-Term Bond Index Fund	Mutual fund	**	149,333
*	Vanguard 500 Index Fund	Mutual fund	**	402,237
*	Vanguard Prime Money Market Fund	Mutual fund	**	438,473
*	Vanguard Mid-Cap Index Fund	Mutual fund	**	129,397
*	Vanguard Developed Markets Index Fund	Mutual fund	**	81,887
*	Vanguard International Growth Fund	Mutual fund	**	204,047
	PIMCO Total Return Fund	Mutual fund	**	211,016
*	Vanguard Small-Cap Index Fund	Mutual fund	**	97,710
	Dodge & Cox Stock Fund	Mutual fund	**	375,378
	T. Rowe Price Mid-Cap Value Fund	Mutual fund	**	131,949
	Long Leaf Partners Small-Cap Fund	Mutual fund	**	111,824
	Morgan Stanley Institutional Fund Emerging Markets A	Mutual fund	**	215,703
	T. Rowe Price Mid-Cap Growth Fund	Mutual fund	**	90,632
*	Vanguard Explorer Fund	Mutual fund	**	41,755
*	Vanguard PRIMECAP Fund	Mutual fund	**	229,686
*	Vanguard Target Retirement 2005 Fund	Mutual fund	**	66,237
*	Vanguard Target Retirement 2010 Fund	Mutual fund	**	137,067
*	Vanguard Target Retirement 2015 Fund	Mutual fund	**	212,460
*	Vanguard Target Retirement 2020 Fund	Mutual fund	**	220,314
*	Vanguard Target Retirement 2025 Fund	Mutual fund	**	212,235
*	Vanguard Target Retirement 2030 Fund	Mutual fund	**	144,669
*	Vanguard Target Retirement 2035 Fund	Mutual fund	**	90,564

(Continued)

*	Indicates party-in-interest to the Plan.
**	Not applicable—participant-directed investment.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(in thousands)

EIN: 95-3630868         Plan #004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest and Collateral	(d) Cost	(e) Current Value
*	Vanguard Target Retirement 2040 Fund	Mutual fund	**	$54,439
*	Vanguard Target Retirement 2045 Fund	Mutual fund	**	32,688
*	Vanguard Target Retirement 2050 Fund	Mutual fund	**	13,719
*	Vanguard Target Retirement Income	Mutual fund	**	32,825
*	Vanguard Treasury Money Market Fund	Mutual fund	**	10,823
	Templeton Foreign Equity	Mutual fund	**	6,123
*	Vanguard Federal Money Market Fund	Mutual fund	**	3,602
*	VGI Retirement Savings Trust A	Common collective trust	**	57,353
*	Participant loans	Interest rates from 3% to 10%; maturities from January 2010 through November 2039	—	79,028

	TOTAL INVESTMENTS			$6,090,753

(Concluded)

*	Indicates party-in-interest to the Plan.
**	Not applicable—participant-directed investment.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

(in thousands)

EIN: 95-3630868         Plan #004

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
REPORTABLE SERIES OF TRANSACTIONS IN THE SAME SECURITY
Vanguard Prime Money Market Fund	Mutual Fund	$162,886	—	—	$162,886	—
Vanguard Prime Money Market Fund	Mutual Fund	—	$229,399	$229,399	$229,399	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Retirement Plans Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

Date: June 14, 2010	/s/ LUCY K. MOFFITT
Lucy K. Moffitt
Member, Science Applications International Corporation
Retirement Plans Committee

Exhibit Index

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm